CHARITABLE REMAINDER TRUST ENDORSEMENT



This Endorsement forms a part of the Contract and is effective as of the Issue Date of the Contract. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control.


The following hereby amends and supersedes the section of the Contract captioned "ANNUITY PROVISIONS - INCOME DATE".

                               ANNUITY PROVISIONS

INCOME DATE: You may select an Income Date at the time of issue. The Income Date must always be the first day of a calendar month. The earliest Income Date you can select is two years after the Issue Date. The latest Income Date you can select is the earlier of the first day of the first calendar month following the Annuitant's 100th birthday, or the maximum date permitted under law. You may, at any time prior to the Income Date, change the Income Date by authorized request 30 days in advance.


The following hereby replaces the first paragraph of the section of the Contract Schedule Page entitled "WITHDRAWALS: PARTIAL WITHDRAWAL PRIVILEGE".

                                   WITHDRAWALS

FREE WITHDRAWAL AMOUNT: No Contingent Deferred Sales Charge will be assessed on withdrawals not exceeding the greater of:

     1) On a cumulative basis, 10% of the Purchase Payments, less any previous Free Withdrawal Amount withdrawn during that Contract Year; or

     2) Each Contract Year, any amount of the Contract Value in excess of the total Net Purchase Payment(s) less withdrawals and any applicable charges.


                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

     /s/ MICHAEL T. WESTERMEYER              /s/ LOWELL C. ANDERSON
     ----------------------------      -----------------------------------------
     Vice President and Secretary      Chairman of the Board, President, and CEO